Exhibit 4.2

DESCRIPTION OF CARVER BANCORP, INC. SECURITIES

As of March 31, 2020, the common stock of Carver Bancorp, Inc. (the “Company”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The summary of the general terms and provisions of the Company’s capital stock set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Certificate of Incorporation, as amended (the “Certificate”) and Bylaws (as amended, the “Bylaws,” and together with the Certificate, the “Charter Documents”), each of which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Delaware General Corporation Law (as amended from time to time, the “DGCL”).

Common Stock

General

We are currently authorized to issue 10,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), and 2,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2020, 3,699,505 shares of Common Stock were outstanding.

Voting

Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders, except that if any stockholder holds more than 10% of our outstanding voting stock, that stockholder is entitled to only 1/100 of a vote for each share held in excess of 10% of our outstanding voting stock. Our Certificate expressly permits the U.S. Department of Treasury (“Treasury”) to vote all shares of Common Stock that it holds, regardless of the 10% limitation. As of March 31, 2020, Treasury owned approximately [62.8]% of our Common Stock. Our board of directors consists of ten directors serving staggered three-year terms. Directors are elected by a plurality of the votes cast, and there is no cumulative voting with respect to the election of directors.

Dividends

The payment of dividends is within the discretion of our board of directors, subject to applicable regulatory restrictions. On October 29, 2010, our board of directors announced that, based on highly uncertain economic conditions and the desire to preserve capital, the Company was suspending payment of the quarterly cash dividend on the Common Stock. Additionally, there are limitations imposed on the Company by board resolutions which require, among other things, written approval of the Federal Reserve Bank prior to the declaration or payment of dividends, any increase in debt by the Company, or the redemption of Company common stock, and the effect on operations resulting from such limitations. We may not pay any dividends on our Common Stock if we do not simultaneously pay equivalent dividends on all outstanding Series D Preferred Stock.

Other Rights

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

General

Our Certificate authorizes the issuance of 2,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. As of March 31, 2020, 45,118 shares of Series D Preferred Stock were outstanding.

Ranking

The Series D Preferred Stock rank, with respect to dividend rights and rights on liquidation, winding up and dissolution:

•on a parity with each other class or series of equity securities of the Company the terms of which do not expressly provide that such class or series will rank senior or junior to the Series D Preferred Stock as to dividend rights and/or rights on liquidation, winding-up and dissolution of the Company;

•junior to each other class or series of equity securities of the Company the terms of which expressly provide that such class or series will rank senior to the Series D Preferred Stock as to dividend rights and/or rights on liquidation, winding-up and dissolution of the Company; and

•senior to the Common Stock, and each other class or series of capital stock of the Company outstanding or established by the Company the terms of which expressly provide that it ranks junior to the Series D Preferred Stock as to dividend rights and/or rights on liquidation, winding-up and dissolution of the Company.

Dividends

The holders of the Series D Preferred Stock are entitled to receive dividends, on an as-converted basis, simultaneously to the payment of any dividends on the Common Stock. Dividends on the Series D Preferred Stock are not cumulative. If our board of directors does not declare a dividend with respect to any dividend period, the holders of the Series D Preferred Stock will have no right to receive any dividend for that period.

If any conversion date is prior to any record date with respect to dividends payable to holders of the Series D Preferred Stock, the holders will not have the right to receive any dividends payable on such dividend payment date with respect to the applicable dividend period. If a conversion date is after any record date but prior to the dividend payment date with respect to dividends payable to holders of the Series D Preferred Stock, the holders will have the right to receive dividends payable on such dividend payment date with respect to the applicable dividend period.

Dividend Stopper

The Company may not declare, pay or set apart for payment any dividend or make any distribution on our Common Stock, unless at the time of such dividend or distribution the Company simultaneously pays a non-cumulative dividend or makes a distribution on each outstanding share of Series D Preferred Stock on an as-converted basis. If all dividends on all outstanding shares of the Series D Preferred Stock have not been declared and paid in full, the Company may not declare or pay dividends with respect to, or make any distributions on, or directly or indirectly, redeem, purchase or acquire any securities that are junior to the Series D Preferred Stock, or redeem, purchase or acquire any of the Series D Preferred Stock or any securities that are junior or pari passu, other than:

•redemptions, purchases or other acquisitions of junior or pari passu securities in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment plan, in each case in the ordinary course of business and consistent with past practice;

•any declaration of a dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant thereto;

•conversions or exchanges of junior securities into or for junior securities or conversions or exchanges of pari passu securities into or for junior securities or pari passu securities; and

•any purchase of fractional interests in shares of the Company’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the securities being converted or exchanged.

If dividends payable for any dividend payment date are not paid in full, or declared and sufficient funds set aside therefor on the shares of the Series D Preferred Stock and there are issued and outstanding shares of pari passu securities with the same dividend payment date, then all dividends declared on shares of the Series D Preferred Stock and such pari passu securities on such date shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as full dividends per share payable on the shares of the Series D Preferred Stock and all such pari passu securities otherwise payable on such dividend payment (subject to such dividends on such Series D Parity Securities having been declared by the Board of Directors out of legally available funds and including, in the case of any such Series D Parity Securities that bear cumulative dividends, all accrued but unpaid dividends) bear to each other.

Voting

The holders of Series D Preferred Stock are generally not entitled to vote, except with respect to amendments to our Certificate that would change the rights and preferences of the Series D Preferred Stock, the creation or increase of any class of securities senior to the Series D Preferred Stock, the consummation of certain mergers, consolidations or other transactions where the holders of the Series D Preferred Stock are not converted into or exchanged for preference securities of the surviving entity, and as otherwise required by applicable law.

Conversion
The Series D Preferred Stock shall automatically convert into shares of Common Stock only upon the following transfers to third parties (“Eligible Transfers”), except for transfers to any Investor who purchased shares of Series C Preferred Stock in our private placement transaction or any affiliate of such Investor:

•a transfer in a widespread public distribution

•a transfer in which no transferee (together with its affiliates and other transferees acting in concert with it) acquires more than 2% of our Common Stock or any other class or series of our voting stock; or

•a transfer to a transferee that (together with its affiliates and other transferees acting in concert with it) owns of controls more than 50% of our Common Stock, without regard to the transfer.

The conversion price of the Series D Preferred Stock is $8.1765, and is subject to adjustment in the event of stock splits, subdivisions or combinations, dividends and distributions, issuance of certain rights, spin-offs, self-tenders and exchange offers as set forth below under “—Anti-Dilution Adjustments.” The Series D Preferred Stock is not convertible at the option of the holders.

Fractional Shares

Holders of Series D Preferred Stock will receive cash in lieu of any fractional shares of Common Stock issuable upon conversion.

Conversion Procedures

If any holder of Series D Preferred Stock intends to effect an Eligible Transfer such holder shall, at least two business days prior to consummation of such Eligible Transfer, provide notice of such Eligible Transfer to the Company, which notice shall state the anticipated closing date of the Eligible Transfer; the name, address and telephone number of the transferee; and a certification that the holder has determined that the transfer will constitute an Eligible Transfer.

Effective immediately prior to the close of business on the conversion date, dividends shall no longer be declared on the Series D Preferred Stock subject to the Eligible Transfer and the Series D Preferred Stock subject to the Eligible Transfer shall cease to be outstanding, in each case, subject to the right of the transferee to receive shares of Common Stock issuable upon automatic conversion (subject to the certain ownership limitations; any declared and unpaid dividends on such holder’s shares of Series D Preferred Stock; and certain other payments to which such Series D Holder is otherwise entitled pursuant to the certificate of designations.

No allowance or adjustment to the conversion price, except as described below under “—Anti-Dilution Adjustments,” shall be made in respect of dividends payable to holders of the Common Stock as of any date prior to the close of business on the conversion date. Effective immediately prior to the close of business on the conversion date, the shares of Series D Preferred Stock converted thereon shall not be deemed outstanding for any purpose, and the holders generally shall have no rights with respect to the Common Stock or other securities issuable upon conversion (including voting rights, rights to respond to tender offers for the Common Stock or other securities issuable upon conversion and rights to receive any dividends or other distributions on the Common Stock or other securities issuable upon conversion) by virtue of holding such shares of Series D Preferred Stock.

Shares of Series D Preferred Stock duly converted in accordance with the certificate of designations, or otherwise reacquired by the Company, shall, upon the effectiveness of such conversion or reacquisition, resume the status of authorized and unissued preferred stock, undesignated as to series and available for future issuance. The Company may from time-to-time take such appropriate action as may be necessary to reduce the authorized number of shares of Series D Preferred Stock, except that the Company shall not take any such action if such action would reduce the authorized number of shares of Series D Preferred Stock below the number of shares of Series D Preferred Stock then outstanding.

The person or persons entitled to receive the Common Stock and/or cash, securities or other property issuable upon conversion of Series D Preferred Stock shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or securities as of the close of business on the conversion date with respect thereto. In the event that a holder of Series D Preferred Stock shall not by written notice designate the name in which shares of Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Series D Preferred Stock should be registered or paid or the manner in which such shares should be delivered, the Company shall be entitled to register and deliver such shares, and make such payment, in the name of such holder, and in the manner shown on the records of the Company.

On the conversion date, the shares of Common Stock issued upon conversion of the Series D Preferred Stock shall be registered in book-entry form upon the furnishing of appropriate endorsements and transfer documents and the payment of all transfer and similar taxes.

Anti-Dilution Adjustment

The conversion price will be adjusted in the following circumstances:

a.Stock Dividends and Distributions.

If the Company pays dividends or other distributions on the Common Stock in shares of Common Stock, then the conversion price in effect immediately prior to the ex-date for such dividend or distribution will be multiplied by a fraction (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the ex-date for such dividend or distribution, and (B) the denominator of which shall be the sum of (I) the number of shares of Common Stock outstanding immediately prior to the ex-date for such dividend or distribution plus (II) the total number of shares of Common Stock constituting such dividend or distribution.

If any dividend or distribution is declared but not so paid or made, the conversion price shall be readjusted to such conversion price that would be in effect if such dividend or distribution had not been declared.

(2) Subdivisions, Splits and Combination of the Common Stock.

If the Company subdivides, splits or combines the shares of Common Stock, then the conversion price in effect immediately prior to the effective date of such share subdivision, split or combination will be multiplied by a fraction (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the effective date of such share subdivision, split or combination, and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately after the opening of business on the effective date of such share subdivision, split or combination.

If any subdivision, split or combination is announced but the outstanding shares of Common Stock are not subdivided, split or combined, the conversion price shall be readjusted to such conversion price that would be in effect if such subdivision, split or combination had not been announced.

(3) Issuance of Stock Purchase Rights.

If the Company issues to all holders of the shares of Common Stock rights or warrants (other than rights or warrants issued pursuant to a rights offering to holders of record as of June 30, 2011, a stockholders’ rights plan, a dividend reinvestment plan or share purchase plan or other similar plans) entitling them to subscribe for or purchase the shares of Common Stock at less than (or having a conversion price per share that is less than) the current market price on the date fixed for the determination of stockholders entitled to receive such rights or warrants, then the conversion price in effect immediately prior to the ex-date for such distribution will be multiplied by a fraction (A) the numerator of which shall be the sum of (I) the number of shares of Common Stock outstanding immediately prior to the ex-date for such distribution plus (II) the number of shares of Common Stock equal to the aggregate price payable to exercise such rights or warrants divided by the current market price on the date fixed for the determination of stockholders entitled to receive such rights or warrants, and (B) the denominator of which shall be the sum of (I) the number of shares of Common Stock outstanding immediately prior to the ex-date for such distribution plus (II) the total number of shares of Common Stock issuable pursuant to such rights or warrants.

To the extent that such rights or warrants are not exercised prior to their expiration or shares of Common Stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the conversion price shall be readjusted to such conversion price that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered. In determining the aggregate offering price payable for such shares of Common Stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be determined in a reasonable manner by our board of directors).

(4) Debt or Asset Distributions.

If the Company distributes (including by dividend) to all holders of shares of Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in clause (1) above; any rights or warrants referred to in “—(3) Issuance of Stock Purchase Rights” above; any dividend or distribution paid exclusively in cash; any consideration payable in connection with a tender or exchange offer made by the Company or any of its applicable subsidiaries; and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), then the conversion price in effect immediately prior to the ex-date for such distribution will be multiplied by a fraction (A) the numerator of which shall be the difference between (I) the current market price per share of Common Stock on such date minus (II) the fair market value of the portion of the distribution applicable to one share of Common Stock on such date as reasonably determined in good faith by our board of directors, and (B) the denominator of which shall be the current market price per share of Common Stock on such date.

In the event that such distribution is not so paid or made, the conversion price shall be readjusted to the conversion price that would then be in effect if such dividend or distribution had not been declared.

(5) Cash Distributions.

If the Company makes a distribution consisting exclusively of cash to all holders of the Common Stock (excluding any cash that is distributed in a reorganization event, as described under “-Reorganization Events,” or as part of a “spin-off” referred to in “-(4) Debt or Asset Distributions” above; any dividend or distribution in connection with the Corporation’s liquidation, dissolution or winding up; and any consideration payable in connection with a tender or exchange offer made by the Company or any of its subsidiaries), then in each event, the conversion price in effect immediately prior to the ex-date for such distribution will be multiplied by a fraction (A) the numerator of which shall be the difference between (I) the closing price per share of Common Stock on the trading day immediately preceding the ex-date minus (II) the amount per share of Common Stock of the cash distribution, and (B) the denominator of which shall be the closing price per share of Common Stock on the trading day immediately preceding the ex-date.
In the event that any distribution is not so made, the conversion price shall be readjusted to the conversion price which would then be in effect if such distribution had not been declared.

(6) Self Tender Offers and Exchange Offers.

If the Company or any of its subsidiaries successfully completes a tender or exchange offer for the Common Stock where the cash and the value of any other consideration included in the payment per share of the Common Stock exceeds the closing price per share of the Common Stock on the trading day immediately succeeding the expiration of the tender or exchange offer, then the conversion price in effect at the close of business on such immediately succeeding trading day will be multiplied by a fraction (A) the numerator of which shall be the product of (I) the number of shares of Common Stock outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn multiplied by (II) the closing price per share of Common Stock on the trading day immediately succeeding the expiration of the tender or exchange offer and (B) the denominator of which shall be the sum of (I) the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as determined in good faith by the Board of Directors plus (II) the product of (x) the closing price per share of Common Stock on the trading day immediately succeeding the expiration of the tender or exchange offer multiplied by (y) the number of shares of Common Stock outstanding immediately after the expiration of the tender or exchange offer, giving effect to consummation of the acquisition of all shares validly tendered or exchanged (and not withdrawn) in connection with such tender or exchange.

In the event that the Company, or one of its subsidiaries, is obligated to purchase shares of Common Stock pursuant to any such tender offer or exchange offer, but the Company, or such subsidiary, is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the conversion price shall be readjusted to be such conversion price that would then be in effect if such tender offer or exchange offer had not been made or declared, as applicable.

(7) Shareholder Rights Plan.

To the extent that the Company has a rights plan in effect on the conversion date, each share of Common Stock issued upon conversion of the Series D Preferred Stock shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Common Stock issued upon such conversion shall bear such legends, if any, in each case as may be provided by the terms of any shareholder rights plan, as the same may be amended from time to time. If, however, on the conversion date, the rights have separated from the shares of Common Stock in accordance with the provisions of the applicable shareholder rights plan and the holders of the Series D Preferred Stock would not be entitled to receive any rights in respect of Common Stock issuable upon conversion of the Series D Preferred Stock, then the conversion price shall be equally and ratably adjusted at the time of the separation, subject to readjustment in the event of the expiration, termination or redemption of such rights.
In addition, the Company may make such decreases in the conversion price as our board of directors deems it advisable to avoid or diminish any income tax to holders of the Company’s capital stock resulting from any dividend or distribution of shares of Common Stock (or issuance of rights or warrants to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason.

As soon as practicable following the occurrence of an event that requires an adjustment to the conversion price, the Company shall provide a written notice to the holders of Series D Preferred Stock of the occurrence of such event, and compute the conversion price. As soon as practicable following such computation of the revised conversion price, the Company shall provide written notice to the holders of Series D Preferred Stock setting forth in reasonable detail the method by which the adjustment to the conversion price was determined and setting forth the revised conversion price.

Reorganization Event

In the event of:

•any reorganization, merger, shares exchange or consolidation, or similar transaction (other than a transaction pursuant to which the Company is the surviving entity and pursuant to which the shares of Common Stock outstanding immediately prior to the transaction are not exchanged for cash, securities or other property of the Company or another person);

•any transaction resulting in the sale, transfer, lease or conveyance to another Person of all or substantially all of the property and assets of the Company, in each case pursuant to which the Common Stock will be converted into cash, securities or other property of the Company or another person; or

•any statutory exchange of the outstanding shares of Common Stock for securities of another Person (other than in connection with a merger or acquisition),

each of which is a “reorganization event,” then each share of Series D Preferred Stock outstanding immediately prior to such reorganization event shall be deemed to have converted, effective immediately prior to the effective time of the reorganization event, into the number of shares of Common Stock into which one share of Series D Preferred Stock would then be convertible (without regard to any applicable ownership limitations), and the holders of the Series D Preferred Stock will be entitled to receive the type and amount of securities, cash and other property receivable in such reorganization event (such securities, cash and other property, the “exchange property”) by the holder of the number of shares of Common Stock into which one share of Series D Preferred Stock held by such holder. If the receipt of the exchange property would require a holder or any affiliate of a holder to file an application, notice, rebuttal or waiver with any banking regulator or cause a holder or any of its affiliates to be deemed to “control” any person for purposes of federal banking law, such holder will receive a cash payment equivalent to the fair market value of such exchange property instead of receiving the exchange property. In the event that holders of the shares of Common Stock have the opportunity to elect the form of consideration to be received in such transaction, the holders of Series D Preferred Stock shall likewise be entitled to make such an election.

Redemptions

The Company may redeem the Series D Preferred Stock at a redemption price of $1,000 per share plus accrued and unpaid dividends, subject to regulatory approval. All redemption must be on a pro rata basis, and must not cause any holder of Series D Preferred Stock, together with its affiliates, to own more than 9.9% of our outstanding voting stock (4.9% if the holder is a bank holding company, a savings and loan holding company or an affiliate of either) or to own, control or have the power to vote securities which represent more than 24.9% of any class of our voting stock.

Transferability
The Series D Preferred Stock is freely transferable, subject to certain rights of first refusal held by us. Certain transfers may result in the automatic conversion of the Series D Preferred Stock into shares of Common Stock. See “-Conversion.”

Liquidation

The holders of the Series D Preferred Stock are entitled to receive a liquidation preference of $0.01 per share, plus accrued and unpaid dividends. After the payment of this liquidation preference, the holders of the Series D Preferred Stock will participate in any amounts distributed to the holders of Common Stock, on an as-converted basis.

Maturity

The Series D Preferred Stock is perpetual unless converted or redeemed.

Registration Rights

The holders of Series D Preferred Stock, shares of Common Stock issued upon conversion of the Series C Preferred Stock and in exchange for the Series B Preferred Stock, and shares of Common Stock into which the Series D Preferred Stock may be converted are entitled to registration rights with respect to such shares. The Company is only required to use its best efforts to cause the registration statement relating to the resale to be declared effective and, once effective, only to use its best efforts to maintain the effectiveness of the registration statement. The registration rights associated with any such shares terminate with respect to shares sold pursuant to a registration statement, with respect to shares that cease to be outstanding, and with respect to shares sold in any transaction pursuant to which the registration rights are not specifically assigned. We will bear the expenses incurred in connection with the filing of any such registration statements.

Anti-Takeover Provisions

Our Certificate provides for a classified board of directors serving staggered three-year terms, which may make it more difficult for stockholders to elect a majority to our board of directors. In addition, directors may not be removed by stockholders except for cause and only upon the approval of 80% of the total votes eligible to be cast. Our Certificate also provides that a stockholder who owns more than 10% of our outstanding voting stock is entitled to cast 1/100th of a vote with respect to each such share held in excess of 10% of our outstanding voting stock. Our certificate of incorporation expressly permits Treasury to vote shares of Common Stock that it holds in excess of 10% of our outstanding voting stock.

We are prohibited, under certain circumstances, from engaging in a “business combination” with:

•a stockholder who owns 10% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•an affiliate of an interested stockholder; or

•an associate of an interested stockholder,

for two years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 5% of our assets. However the above provisions do not apply if:

•the business combination is approved by our stockholders by an affirmative vote of at least 80% of the total votes eligible to be cast and by at least 50% of the total number of votes eligible to be cast by persons other than the interested stockholder and affiliates and associates of the interested stockholder; or

•the business combination is approved by a majority of directors who are not affiliates of, associates of, or otherwise affiliated with the interested stockholder and who were members of the board of directors prior to the time that the interested stockholder became an interested stockholder (or who were recommended by a majority of such directors in office at the time of their nominations), and the business combination satisfies certain requirements as to the fairness of consideration to stockholders other than the interested stockholder.

These provisions of our Certificate could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us. Furthermore, because we are a savings and loan holding company, any transaction involving a change of control is subject to regulatory review and approval.